March 3, 2008

Jennifer Thompson

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Jennifer:

On behalf of Ciprico Inc., this letter responds to your letter to us dated February 26, 2008 received from you addressed to Steven Merrifield, our Chief Executive Officer. Your letter references our Form 10-KSB for the Fiscal Year Ended September 30, 2007 filed December 27, 2007, our Form 10-KSB/A for the Fiscal Year Ended September 30, 2007 filed December 27, 2007, and our Form 10-QSB for the Fiscal Quarter Ended December 31, 2007 filed February 14, 2008. We are fully committed to being compliant with SEC regulations and in providing the public the appropriate information on which they base their investment decisions.

In response to your comments, we provide the following explanations and commentary and also attach the pages of the referenced reports with changes noted.

Forms 10-KSB and 10-KSB/A for the Fiscal Year Ended September 30, 2007

General

1.                                      We note that your amended Form 10-KSB did not contain updated certifications from management. As indicated in Exchange Act Rule 12b-15, updated certifications should be provided with each amendment to a quarterly or annual report. Please amend your filing to provide both Section 302 and Section 906 certifications.

Response:

We will amend our 10-KSB/A filing and provide both Section 302 and Section 906 updated certifications. We expect the amendment to be filed on March 3, 2008.

2.                                      Please refer to your Section 302 certifications filed as Exhibits 31.1 and 31.2 to your September 30, 2007 Form 10-KSB. We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. These references are not permissible as the language of the certifications indicted by paragraph b(31) of Item 601 of Regulation S-B should not be altered in any way. In addition, the certifying officer is required to certify in their personal capacity. Please ensure that in future filings, including any amendments we are requesting, your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers confirm to us that they are signing all of the certifications in their personal capacity.

Response:

In our amended 10-KSB/A filing, which we expect to be filed on March 3, 2008, and in future filings, we will delete references to such certifying individual’s title. Our certifying officers confirm to you that they are signing all the certifications in their personal capacity.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

3.                                      Please amend your filing to provide a signed auditors’ consent. Refer to paragraph b(23) of Item 601 of Regulation S-B.

Response:

We will amend our 10-KSB/A filing to provide a signed auditors’ consent. We expect the amendment to be filed on March 3, 2008.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2007

Item 3 – Controls and Procedures

4.                                      We note your discussion of disclosure controls and procedures and have the following comments:

•                  We remind you that Item 307 of Regulation S-B requires you to disclose the conclusions of your executive officers concerning your disclosure controls and procedures. Please amend your filing to clearly indicate to investors whether your executive officers concluded that your disclosure controls and procedures were “effective” or “ineffective”.

Response:

We will amend our 10-QSB filing to clearly indicate to investors that our executive officers concluded that our disclosure controls and procedures were “effective”. We expect the amendment to be filed on March 3, 2008.

•                  Given your statement that disclosure controls and procedures can provide only reasonable assurance, if you conclude that your disclosure controls and procedures were effective, you should state that they were effective at the reasonable assurance level. Refer to Section II.F.4. of our Release No. 33-8238.

Response:

We will amend our 10-QSB filing to clearly indicate to investors that our disclosure controls and procedures were effective and omit any part of the definition. We expect the amendment to be filed on March 3, 2008.

•                  We note that your September 30, 2007 Form 10-KSB indicates that your executive officers concluded that disclosure controls and procedures were “effective in ensuring that all information required to be disclosed by the Company in reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time period covered by this report.” Please confirm to us, if true, that your executive officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that such information is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings, including your amended Form 10-QSB, please either provide the entire definition of disclosure controls and procedures in accordance with Exchange Act Rules 13a-15(e) and 15d-15(e), or conclude that your disclosure controls and procedures were “effective” or “ineffective” without providing any part of the definition.

Response:

We will amend our 10-QSB filing to conclude that our disclosure controls and procedures were “effective” without providing any part of the definition. We expect the amendment to be filed on March 3, 2008.

We acknowledge that:

•                  Ciprico Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comment or changes to disclosure in response to staff comment do not foreclose the Commission for taking any action with respect to the filing;

•                  Ciprico Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available and willing to discuss any of these items with members of your staff. If there are any questions, my direct line is 952-540-2416

Regards,

/s/ Monte S. Johnson

Monte S. Johnson
Senior Vice President – Chief Financial Officer

Cc:  Mr. Steven D. Merrifield, President and Chief Executive Officer

Item 3. Controls and Procedures

~~Management of the Company is responsible for establishing and maintaining effective internal controls over financial reporting as is defined in Exchange Act Rule 15(e) and 15d-15(e).  The financial statements and other information presented in this report have been prepared in accordance with accounting principles generally accepted in the United States.  The Company’s internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.  Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity’s disclosure objectives.  The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures.  These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal controls can occur because of human failures such as simple errors or mistakes or intentional circumvention of the established process.~~ As of the end of the period covered by this report (the “Evaluation Date”), the Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective. Management will continue to review our disclosure controls and procedures periodically to determine their effectiveness and to consider modifications or additions to them.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated December 26, 2007, accompanying the financial statements of Ciprico Inc. which is included in their Annual Report (which report expensed an unqualified opinion and contains an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Statement No. 123(R), Shares Based Payments, effective October 1, 2006) on Form 10-KSB for the year ended September 30, 2007.  We hereby consent to the inclusion of said report in the Registration Statement of Ciprico Inc. on Forms S-8 (File No. 33-64999, File No. 33-65001, File No. 333-02931, File No. 333-02933, File No. 333-42841, File No. 333-42843, File No. 333-42845 and File No. 333-61018).

/s/ GRANT THORNTON LLP
Minneapolis, Minnesota
December 26, 2007

Exhibit 31.1

CERTIFICATION PURSUANT TO

C.F.R SECTION 240.13a-14(a)

(SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002)

I, Steven D. Merrifield, ~~Chief Executive Officer of Ciprico Inc. (“the Company”),~~ certify that:

1.             I have reviewed this report on Form 10-KSB of Ciprico Inc (“the Company”).;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.             The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, is made known to us by others within the Company, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)  Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(~~c~~d)  Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.             The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors:

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Dated: December 26, 2007	Signature:	/s/ Steven D. Merrifield
Steven D. Merrifield
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO

C.F.R SECTION 240.13a-14(a)

(SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002)

I, Monte S. Johnson, ~~Chief Financial Officer of Ciprico Inc.(“the Company”),~~ certify that:

1.             I have reviewed this report on Form 10-KSB of Ciprico Inc. (“the Company”);

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.             The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, is made known to us by others within the Company, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)  Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(~~c~~d)  Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.             The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors:

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Dated: December 26, 2007	Signature:	/s/ Monte S. Johnson
Monte S. Johnson
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Ciprico Inc. (the “Company”) on Form 10-KSB for the year ended September 30, 2007 as filed with the Securities and Exchange Commission (the “Report”), I, Steven D. Merrifield, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 26, 2007	/s/ Steven D. Merrifield
Steven D. Merrifield
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Ciprico Inc. (the “Company”) on Form 10-KSB for the Year ended September 30, 2007 as filed with the Securities and Exchange Commission (the “Report”), I, Monte S. Johnson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 26, 2007	/s/ Monte S. Johnson
Monte S. Johnson
Chief Financial Officer